Rama Padmanabhan

T: +1 858 550 6024

padmanabhan@cooley.com

January 13, 2015

VIA EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic

Re:	Volcano Corporation

Schedule 14D-9

Filed December 30, 2014

File No. 005-82497

Ladies and Gentlemen:

On behalf of Volcano Corporation (the “Company”), we are hereby electronically filing with the Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 (the “First Amendment”) to the Company’s Schedule 14D-9, initially filed with the Commission on December 30, 2014 (the “Schedule 14D-9”).

The First Amendment is being filed in response to the comments received from the Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 8, 2015 from David L. Orlic (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments set forth in the Comment Letter, the text of which we have incorporated into this response letter for convenience. We are delivering one courtesy copy of the First Amendment and one courtesy copy of this letter to Mr. Orlic of the Commission’s Division of Corporation Finance, Office of Mergers and Acquisitions.

Staff Comments and Company Responses

General

1. Comment: Please advise whether any of your convertible notes can be converted for cash prior to the Effective Time. We note that the preliminary communication on Schedule 14D-9 filed on December 22, 2014 indicates that 2017 Notes are currently convertible. If so, please provide your analysis as to the applicability of Rule 13e-4 to the conversion option.

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Response:

The Company respectfully advises the Staff that, pursuant to the terms of indenture governing the Company’s outstanding convertible notes (as supplemented, the “Indenture”) and as disclosed in the Company’s public filings relating to the notes, in the event of a “fundamental change” (as defined in the Indenture) or in the event the Company is party to a consolidation, merger or binding share exchange, pursuant to which its common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the date that is 30 scheduled trading days prior to the anticipated effective date of the transaction (or, if later, the business day after the Company gives notice of such transaction). The consummation of the Offer and the Merger (as defined in the Schedule 14D-9) will constitute a “fundamental change” pursuant to the Indenture.

On December 22, 2014, the Company provided notice to the holders of notes as required by the Indenture, and the notes are now convertible pursuant to their terms. Upon conversion of a note at any time prior to the completion of the Merger, holders will receive up to the principal amount of the converted notes in cash and any excess conversion value in shares of the Company’s common stock. The amount of cash and the number of shares of common stock, if any, deliverable upon conversion of a note is based on an 80 trading day observation period as described in the Indenture. Given the Company’s historical trading prices and the Offer Price of $18.00 per share, the Company does not expect any holders to elect to convert their notes, because they would receive an amount in cash that is substantially less than the principal amount of their notes. Instead, holders are expected to either exercise their right to require the Company to repurchase their notes for cash in the event of a “fundamental change” at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, which repurchase right will not become exercisable until after the completion of the Offer and the Merger, or continue to hold the notes. The Purchaser is not seeking to acquire the notes as part of the Offer. The notes will remain convertible until the date immediately prior to the “fundamental change repurchase date,” which will be a date not less than 20 business days following completion of the Offer and the Merger. Following the completion of the Offer and the Merger, pursuant to the terms of the Indenture, the notes will be convertible solely for cash, and not for any equity securities of the Company or any other entity.

Although the notes became convertible in connection with the Offer and the Merger and any conversion may be settled by the Company in cash, the Company respectfully submits that the existence of such a conversion right does not constitute a “tender offer” subject to Rule 13e-4. The Company’s analysis is set forth below.

Conversion right does not constitute a tender offer

Rule 13e-4 applies to “a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer.”

The term “tender offer” is not defined in the Exchange Act, and Courts and the Commission have historically applied an eight-factor test in determining whether a particular transaction involving equity securities of an issuer constitutes a tender offer based primarily on the decision in Wellman v. Dickinson, 475 F. Supp.783 (S.D.N.Y. 1979) (cited in SEC Release No. 34-43069). Under Wellman, the factors indicative of a tender offer are: (i) an active and widespread solicitation of public shareholders for the shares of an issuer; (ii) a solicitation made for a substantial percentage of the issuer’s stock; (iii) the offer to purchase is made at a premium over the prevailing market price; (iv) the terms of the offer are

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firm, rather than negotiable; (v) the offer is contingent on the tender of a fixed number of shares; (vi) the offer is open only for a limited period of time; (vii) the offeree is subjected to pressure to sell; and (viii) there is a public announcement of a purchasing program preceded or accompanied by rapid accumulation of large amounts of the issuer’s securities. As an alternative to the “Wellman factors,” other courts have looked to whether, based on the totality of the circumstances, the sellers need the protections of the tender offer rules. Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985) (cited in SEC Release No. 34-43069).

The Company does not believe the conversion right constitutes a tender offer under the Wellman test because six of the eight Wellman factors are not satisfied:

•	Active and widespread solicitation: There is no active and widespread solicitation of public shareholders. The notice delivered by the Company to Wells Fargo Bank, N.A., as trustee under the Indenture, on December 22, 2014 (and subsequently distributed by the trustee to holders of notes) (the “Notice”) was delivered as required by the terms of the Indenture. The Notice was filed with the Commission as a pre-commencement communication under Rule 14d-9(a) because the Company believes that the notice could reasonably be viewed as a communication relating to the Offer. The Notice contained only the information required under the Indenture – specifically an acknowledgment that the completion of the Offer and Merger will constitute a “fundamental change” and certain other specified corporate events under the Indenture, that as a result the notes became convertible pursuant to the terms of the Indenture and the anticipated closing date of the Offer and Merger. The Notice did not request holders to surrender their notes for conversion or indicate any position of the Company for or against such conversion. Indeed, as the completion of the Offer and Merger are not contingent on the disposition of the notes, the Company is indifferent as to whether holders surrender their notes for conversion. As indicated above, the Company expects that holders will not surrender their notes for conversion because doing so would result in an economic detriment to the holders.

•	Solicitation made for a substantial percentage of securities: Although all holders of notes have the right to convert their notes in accordance with their terms, as described above, the Company does not believe that the Notice, or the mere fact that the conversion right as provided under the Indenture is triggered by the expected change of control of the Company, constitutes a “solicitation.”

•

Offer to purchase made at a premium over the prevailing market price: The consideration to be paid upon conversion of the notes is set forth in the Indenture and was determined by the Company and its investors at the time the notes were issued in 2010 and 2012, when today’s prevailing market price could not be known. The current conversion rate of the notes issued in 2010 is 33.7339 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $29.64 per share of common stock), and the current conversion rate for the notes issued in 2012 is 30.4612 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $32.83 per share of common stock). Generally speaking, conversion of the notes would not be economically beneficial unless the Company’s common stock traded at or above the effective conversion prices during the relevant observation period for conversion. The Company’s common stock closed at

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$11.39 per share on the trading day immediately preceding the announcement of the Offer and $17.88 on the trading day immediately preceding the delivery of the Notice to the trustee. As described above, in light of the conversion rates, the historical trading price of the Company’s common stock and the Offer Price of $18.00 per share (which effectively sets a ceiling on the trading price of the Company’s common stock prior to completion of the Offer and the Merger), holders who surrender their notes for conversion would receive an amount in cash that is less than the principal amount of their notes. Although the 80-day observation period for conversion under the Indenture is forward-looking, assuming for the sake of illustration an average stock price no greater than the Offer Price of $18.00 per share during the applicable period, for the 2010 notes, $1,000 in principal amount would convert into the right to receive not more than $607 in cash and for the 2012 notes, $1,000 in principal amount would convert into the right to receive not more than $548 in cash. Because the holders of the notes would be entitled to receive the full principal amount of the notes, plus accrued and unpaid interest, upon exercise of their put rights following the fundamental change, prior to the closing of the Offer and Merger, we would not expect the notes to trade for the cash conversion value and therefore, the cash conversion value is not at a premium to the prevailing market price.

•	Offer contingent on tender of a fixed amount of securities: The Company’s obligation to accept for conversion any notes surrendered is governed by the Indenture and not contingent upon any specific amount of notes being surrendered.

•	Offerees subjected to pressure to sell securities: As discussed above, neither the Company nor any person acting on the Company’s behalf has requested holders to surrender their notes for conversion or indicated that conversion would be beneficial to such holders.

•	Announcement of a purchasing program preceded or accompanied by rapid accumulation of large amounts of the Issuer’s securities: As described above, the Notice did not announce a “purchasing program,” but rather indicated the fact that the notes had become convertible pursuant to their terms. No notes have been surrendered for conversion since the date of such notice.

In addition, the Company believes that the conversion right should not be deemed a tender offer pursuant to the “Hanson test,” because there is not a “substantial risk that [the holders of the notes] will lack information needed to make a carefully considered appraisal of the proposal put before them.” (Hanson Trust; cited in SEC Release No. 34-43069). The holders of the Company’s notes, as is typical with investors in the convertible bond market, are generally sophisticated institutional investors who were aware of the conversion terms of the notes prior to acquiring such notes, including through the Company’s disclosures required under the Securities Act of 1933, as amended, in connection with the original sale of the notes and/or the Company’s subsequent disclosures under the Exchange Act. These investors’ sophistication is further evidenced by the fact that no notes have been surrendered for conversion to date, presumably because, notwithstanding the relatively complicated conversion formulas in the Indenture, such investors have determined that conversion of the notes would not be economically beneficial.

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2. Comment: Please provide your analysis as to the applicability of Rule 14e-5 to the unwinding or termination of the call spread transactions, or the ongoing hedging with respect to those transactions being engaged in by your advisor.

Response:

Rule 14e-5 prohibits specified “covered persons” from directly or indirectly purchasing or arranging to purchase equity securities that are the subject of a tender offer, or securities that are immediately convertible into, exchangeable for, or exercisable for such securities, except as part of the tender offer. The Company respectfully submits that neither the unwinding or termination of the call spread transactions nor Goldman Sachs’ ongoing hedging activities with respect to the call spread transactions are prohibited by Rule 14e-5, because (i) the unwinding or termination of the call spread transactions will not constitute a purchase or arrangement to purchase securities and no shares of the Company’s common stock or related securities are expected to be delivered between the parties in connection with the termination of the call spread transactions, (ii) even if the unwinding or termination of the call spread transaction were deemed to constitute a purchase or arrangement to purchase equity securities, such transaction would be exempt from Rule 14e-5 under Rule 14e-5(b)(7) and (iii) Goldman Sachs has advised the Company that Goldman Sachs has not made any purchases of securities as part of its ongoing hedging activities that would be prohibited by Rule 14e-5 and maintains and enforces written policies and procedures designed to preclude it from making any such purchases.

Unwinding or termination of call spread transactions

The unwinding or termination of the call spread transactions is not a purchase or arrangement to purchase the Company’s common stock or any securities that are immediately convertible into, exchangeable for, or exercisable for the Company’s common stock. Instead, the unwinding of the call spread transactions constitutes the termination of a contractual arrangement in accordance with its terms. No shares of the Company’s common stock or related securities are expected to be exchanged between Volcano and Goldman Sachs in connection with the termination of the call spread transactions. Although the convertible bond hedge transactions would require Goldman Sachs to deliver to the Company 65% of the number of shares of the Company’s common stock that the Company is required to deliver pursuant to any exercise of its convertible notes, as described in our response to Comment #1 above, no notes are expected to be surrendered for conversion during the pendency of the Offer, and if any notes were surrendered for conversion, no shares of common stock would be delivered by the Company in connection with such conversion. In addition, the issuer warrant transactions do not terminate in accordance with their terms until the completion of the Offer and the Merger.

Even if the unwinding or termination of the call spread transactions were deemed to be a purchase or arrangement to purchase securities under Rule 14(e)(5), such arrangement would be exempt from Rule 14(e)(5) pursuant to Rule 14(e)(5)(7). Rule 14(e)(5)(7) exempts from the prohibition of Rule 14(e)(5) “Purchases or arrangements to purchase pursuant to a contract if the following conditions are satisfied: (i) The contract was entered into before public announcement of the tender offer; (ii) The contract is unconditional and binding on both parties; and (iii) The existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials.”

The contracts governing the call spread transactions with Goldman Sachs were entered into between the Company and Goldman Sachs in December 2012 in connection with the Company’s concurrent offering of convertible notes. The contracts are unconditional and binding on both the Company and Goldman Sachs. As a result of the completion of the Offer and the Merger, these contracts

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will terminate in accordance with their terms (with associated termination payments, if any, to be made pursuant to their terms) without any further action on the part of the Company or Goldman Sachs. The existence of the contracts governing the call spread transactions and their material terms have been disclosed in the Company’s public filings prior to the commencement of the Offer (including without limitation in the Company’s Current Reports on Form 8-K filed with the SEC on December 5, 2012 and December 10, 2012 and periodic reports on Forms 10-K and 10-Q filed thereafter) as well as in the Schedule 14D-9 (see, for example, page 31 of the Schedule 14D-9).

Accordingly, the Company respectfully submits that the unwinding or termination of the call spread transactions is not prohibited by Rule 14e-5.

Goldman Sachs’ ongoing hedging activities

As disclosed in the Schedule 14D-9, Goldman Sachs conducts these hedging activities with respect to the call spread transactions as part of its ordinary practice to substantially neutralize Goldman Sachs’ exposure as a result of the call spread transactions to changes in price of the Company’s common stock, and Goldman Sachs is expected to continue to engage in hedging activities in accordance with applicable law to mitigate its exposure to market fluctuations in the share price of the Company’s common stock resulting from the call spread transactions.

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Goldman Sachs has informed the Company that, in connection with its ongoing hedging activities of the call spread transactions, Goldman Sachs has not purchased nor arranged to purchase any subject securities or related securities since the time the Offer was publicly announced, and Goldman Sachs maintains and enforces written policies and procedures designed to preclude it from making or arranging to make purchases of securities during the pendency of the Offer that would be prohibited by the application of Rule 14e-5 to Goldman Sachs.

The Company respectfully submits that, even if Goldman Sachs is considered a “covered person” with respect to the Offer, Goldman Sachs’ ongoing hedging activities in connection with the call spread transactions are not prohibited under Rule 14e-5.

Confidentiality Agreement, page 13

3. Comment: We note the following statements in the last paragraph on page 13:

•	“The Merger Agreement … is not intended to modify or supplement any factual disclosures about Volcano in Volcano’s public reports filed with the SEC.”

•	“The Merger Agreement and the summary of its terms contained in the Offer to Purchase … are not intended to provide any other factual information about Volcano…”

•	“The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made … solely for the benefit of each other.”

Please revise to remove any implication that the merger agreement and the summary of its terms do not constitute public disclosure under the federal securities laws.

Response:

The Company acknowledges the Staff’s comment and, as requested, has revised the referenced disclosure on pages 13-14 to remove any potential implication that the Merger Agreement does not constitute public disclosure under the federal securities laws as follows:

“The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms ~~and is not intended to modify or supplement any factual disclosures about Volcano in Volcano’s public reports filed with the SEC~~. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on December 30, 2014 are incorporated herein by reference~~, and are not intended to provide any other factual information about Volcano, Parent, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each othe~~r. The assertions embodied in ~~those~~ the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts

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and circumstances of the Company at the time they were made ~~or otherwise~~ and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company’s other public filings.”

4. Comment: We note the statement that information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading.

Response:

The Company respectfully acknowledges the Staff’s comment.

Certain Financial Projections, page 24

5. Comment: Please provide the disclosure required by Regulation G with respect to all non-GAAP financial measures.

Response:

The financial projections set forth in the Schedule 14D-9 include EBITDA, which is a non-GAAP financial measure. Under Rule 100(a) of Regulation G, whenever a registrant publicly discloses material information that includes a non-GAAP financial measure, the registrant must accompany that non-GAAP financial measure with (1) a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP, and (2) a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure calculated and presented in accordance with GAAP.

The financial projections in the Schedule 14D-9 include EBIT, which represents the most directly comparable GAAP financial measure to EBITDA. The fourth paragraph preceding the financial projections includes a description of the calculations for EBITDA, which equals EBIT plus depreciation and amortization. The financial projections in the Schedule 14D-9 include the amount of depreciation and amortization that is added to EBIT in order to calculate EBITDA. In light of the level of detail already provided in the financial projections with respect to EBITDA, we believe the financial projections as presented in the Schedule 14D-9 adequately reconcile the differences between EBIT and EBITDA in a

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clearly understandable method and, therefore, no separate reconciliation or additional disclosure is necessary. However, in response to this comment and to assist with the calculation of EBIT, the Company has revised the financial projections to include a line item in respect of “Operating and Other Expenses” and has revised the fourth paragraph preceding the financial projections to make clear in the definition of EBIT that the aggregate amount of cost of goods sold, sales, general and administrative expenses, research and development expenses and other expenses included in such definition are referenced as “Operating and Other Expenses” in the financial projections. Additionally, the Company has revised the financial projections for the fiscal year ended 2014 to account for certain discrepancies resulting from rounding, specifically, the Company has revised the amount of Depreciation & Amortization for such period from $29.7 to $29.9, so that when such amount is added to the amount of EBIT for such period, the total equals the stated amount of EBITDA for such period.

*        *        *         *        *

The statement from the Company requested by the Staff is included as Annex A to this response letter. The Company respectfully requests the Staff’s assistance in completing the review of the Schedule 14D-9 and the First Amendment at your earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please do not hesitate to call me at (858) 550-6024 or Barbara Borden at (858) 550-6064 with any comments or questions regarding the First Amendment and this letter. We thank you for your time and attention.

Sincerely,

/s/ Rama Padmanabhan

cc:	Volcano Corporation

R. Scott Huennekens

Cooley LLP

Barbara L. Borden

Matthew T. Browne

United States Securities

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Annex A

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, California 92130

January 13, 2015

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Volcano Corporation
Schedule 14D-9
Filed December 30, 2014
File No. 005-82497

Ladies and Gentlemen:

In connection with the above-captioned filings, Volcano Corporation (“Volcano”) hereby acknowledges that:

•	Volcano is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	Volcano may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VOLCANO CORPORATION

By:	/s/ R. Scott Huennekens
Name: R. Scott Huennekens
Title: President and Chief Executive Officer